                                                FILED PURSUANT TO RULE 424(b)(5)
                                                REGISTRATION NOS. 33-60067
                                                             AND 333-43179

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 7, 1998

                                $1,750,000,000

                     AMERITECH CAPITAL FUNDING CORPORATION

                 $400,000,000 5.65% NOTES DUE JANUARY 15, 2001
                 $400,000,000 6.15% NOTES DUE JANUARY 15, 2008
              $300,000,000 6.45% DEBENTURES DUE JANUARY 15, 2018
              $400,000,000 6.55% DEBENTURES DUE JANUARY 15, 2028
              $250,000,000 5.95% DEBENTURES DUE JANUARY 15, 2038

     UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL AND INTEREST BY

                             AMERITECH CORPORATION

                                --------------
  Interest on the 5.65% Notes due 2001, the 6.15% Notes due 2008, the 6.45% Debentures due 2018, the 6.55% Debentures due 2028 and the 5.95% Debentures due 2038 (collectively, the "Securities") is payable on January 15 and July 15 of each year, commencing July 15, 1998. See "Certain Terms of the Securities-- General".

  The Securities will not be redeemable at the option of the Company prior to maturity. The holder of each 5.95% Debenture due 2038 may elect to have such Debenture, or any portion of the principal amount thereof that is a multiple of $1,000, repaid on January 15, 2005 at 100% of the principal amount thereof, together with accrued interest to January 15, 2005. See "Certain Terms of the Securities--Optional Repayment".

  Each series of Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as Depository. Ownership of beneficial interests in the global securities will be shown on, and the transfer thereof will be effected only through, records maintained by the Depository or its nominee for such global securities and on the records of participants. Except as otherwise described under "Certain Terms of the Securities--Book-Entry Procedures" below or "Description of Debt Securities--Global Securities" in the accompanying Prospectus, owners of beneficial interests in the global securities will not be entitled to receive Securities in definitive form and will not be considered the holders thereof. Settlement for the Securities will be made in immediately available funds. The Securities will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity for the Securities will therefore settle in immediately available funds. See "Certain Terms of the Securities--Settlement and Payment".
                                --------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE PROSPECTUS TO WHICH IT RELATES.        ANY REPRESENTATION TO THE
      CONTRARY IS A CRIMINAL OFFENSE.
                                --------------

                                                                    PROCEEDS TO
                                     INITIAL PUBLIC   UNDERWRITING    CAPITAL
                                    OFFERING PRICE(1) DISCOUNT(2)  FUNDING(1)(3)
                                    ----------------- ------------ -------------
Per 5.65% Note due 2001...........       99.941%         .350%        99.591%
   Total..........................    $399,764,000     $1,400,000  $398,364,000
Per 6.15% Note due 2008...........       99.836%         .650%        99.186%
   Total..........................    $399,344,000     $2,600,000  $396,744,000
Per 6.45% Debenture due 2018......       99.476%         .875%        98.601%
   Total..........................    $298,428,000     $2,625,000  $295,803,000
Per 6.55% Debenture due 2028......       99.387%         .875%        98.512%
   Total..........................    $397,548,000     $3,500,000  $394,048,000
Per 5.95% Debenture due 2038......       99.976%         .625%        99.351%
   Total..........................    $249,940,000     $1,562,500  $248,377,500

-------
(1) Plus accrued interest, if any, from January 21, 1998.
(2) Capital Funding and Ameritech have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities
    Act of 1933, as amended. See "Underwriting".
(3) Before deducting estimated expenses of $1,230,000 payable by Capital
    Funding.
                                --------------
  The Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Securities will be distributed through the facilities of The Depository Trust Company, New York, New York, on or about January 21, 1998 against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.                                            LEHMAN BROTHERS
BANCAMERICA ROBERTSON STEPHENS
             CITICORP SECURITIES, INC.
                          FIRST CHICAGO CAPITAL MARKETS, INC.
                                       MERRILL LYNCH & CO.
                                                     MORGAN STANLEY DEAN WITTER
                                --------------
          The date of this Prospectus Supplement is January 15, 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

  This Prospectus Supplement and the accompanying Prospectus contain certain forward-looking statements that involve potential risks and uncertainties. Future results could differ materially from those discussed here. Some of the factors that could cause or contribute to such differences include: changes in economic and market conditions, effects of state and federal regulation, risks inherent in international operations and the impact of new technologies. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of January 15, 1998.

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS

  On January 13, 1998, Ameritech Corporation ("Ameritech") announced revenues of $16.0 billion for the year ended December 31, 1997, an increase of 7.2% from revenues of $14.92 billion in 1996. Net income for the same period increased by 7.6% to $2.3 billion, compared with $2.13 billion in 1996. Long-term debt and shareowners' equity at December 31, 1997 increased to $4.61 billion and $8.31 billion, respectively, from $4.44 billion and $7.69 billion, respectively, at December 31, 1996. For further information, see Ameritech's Current Report on Form 8-K, dated January 13, 1998, incorporated herein by reference, and "Financial Information of Ameritech" in this Prospectus Supplement.

STRATEGIC PARTNERSHIP WITH TELE DANMARK A/S

  On October 27, 1997, Ameritech agreed to invest approximately $3.2 billion as a strategic partner in Tele Danmark A/S ("Tele Danmark"), the national communications provider in Denmark. Through a two-step transaction, Ameritech intends to acquire approximately 42% of Tele Danmark's stock and nominate six directors to Tele Danmark's 12-member board of directors. In the first step, Ameritech purchased, on January 12, 1998, a 34.4% equity stake in Tele Danmark (4.5 million Tele Danmark "A" shares, equivalent to 45 million "B" shares) from the Kingdom of Denmark (the "Kingdom"). Following this investment, Tele Danmark intends, during the first half of 1998, to expend approximately 10 billion Kroner to repurchase all of the remaining shares held by the Kingdom, thereby raising Ameritech's investment stake to approximately 42% of the outstanding capital stock. In the event that the 10 billion Kroner expenditure is insufficient to purchase 100% of the remaining shares held by the Kingdom and Tele Danmark does not increase the amount it intends to expend to accomplish the repurchase above the 10 billion Kroner approved by Tele Danmark's board, Ameritech has a right to purchase additional shares from the Kingdom, at a price based on average closing prices, sufficient to increase its ownership percentage in Tele Danmark to approximately 42%. Ameritech expects its acquisition of Tele Danmark stock and nomination of directors to be completed in January of 1998, pending approval of Tele Danmark's shareowners. American Depositary Shares, each representing one-half of a Tele Danmark "B" share, are listed on the New York Stock Exchange under the symbol "TLD".

ACQUISITIONS OF SECURITY MONITORING ASSETS

  In October 1997, SecurityLink from Ameritech, Inc. (formerly known as Ameritech Monitoring Services, Inc.), a wholly owned subsidiary of Ameritech ("SecurityLink"), acquired the security monitoring assets of Republic Security Company Holdings, a subsidiary of Republic Industries, Inc., and the security monitoring assets of Rollins Protective Services, a division of Rollins, Inc. The aggregate purchase price for these two transactions was approximately $800 million. 1996 revenues for these businesses aggregated approximately $150 million. SecurityLink currently has approximately one million customers.

  On December 30, 1997, the U.S. Court of Appeals for the District of Columbia Circuit (the "D.C. Circuit Court") remanded to the Federal Communications Commission (the "FCC") a case involving a claim that the purchase of security monitoring assets of another company by SecurityLink violated a provision of the Telecommunications Act of 1996 (the "Act"). The FCC had previously ruled that the transaction was permissible under the Act. On remand, the D.C. Circuit Court directed the FCC to resolve an ambiguity in the statute. In addition to the case on remand, three similar challenges to transactions involving purchases of security monitoring assets by SecurityLink are currently pending before the FCC.

PROPOSED SALE OF TELECOM CORPORATION OF NEW ZEALAND LIMITED SHARES

  On December 22, 1997, Ameritech announced that it intends to make a public sale of its shares in Telecom Corporation of New Zealand Limited ("Telecom New Zealand"). As of January 15, 1998, Ameritech's 24.95% ownership in Telecom New Zealand (437,080,670 ordinary shares) had a market value of approximately $1.94 billion. Ameritech and Bell Atlantic Corporation own approximately 50% of the outstanding shares of Telecom New Zealand. Ameritech's offering of Telecom New Zealand shares is expected to take place in the first half of 1998. American Depositary Shares, each representing 8 ordinary shares, are listed on the New York Stock Exchange under the symbol "NZT".

COMPETITION AND THE TELECOMMUNICATIONS ACT OF 1996

  In furtherance of Ameritech's plan to capture the full potential of the communications industry and the supporting provisions of the Act, Ameritech has taken several key steps toward fostering a fully competitive market. Ameritech has made its network available for use by Ameritech's competitors at unbundled cost-based prices and at bundled prices representing discounts from established retail levels. Additionally, Ameritech has entered into nearly 150 interconnection agreements with other local communications carriers, indicating a growing wholesale business. These efforts and the growing presence of competition in Ameritech's region provided the basis for Ameritech's request to enter the interLATA long distance market in Michigan.

  In August 1997, the FCC denied Ameritech's application to provide long distance service in Michigan, stating in its order that Ameritech failed to meet three of the requirements included in the 14-point competitive checklist contained in the Act. The order set forth various actions that Ameritech must take in order to demonstrate compliance with the checklist, and Ameritech is working with the FCC and the Michigan Public Service Commission to determine the technical feasibility of these requirements. Ameritech is currently unable to determine the timing of its next filing for interLATA authority, but Ameritech continues to make progress toward bringing the benefits of full service to its customers.

  In July 1997, the U.S. Court of Appeals for the Eighth Circuit (the "Eighth Circuit Court") struck down several provisions of an August 1996 FCC order designed to implement the interconnection provisions of the Act. The Eighth Circuit Court ruled that:

  . the FCC's pricing guidelines intrude upon the rights of state commissions to implement key elements of the Act;

  . the FCC lacks jurisdiction to review state commission decisions regarding interconnection agreements between incumbent local exchange carriers ("LECs") and their competitors;

  . the FCC's rule that would allow requesting carriers to pick and choose among individual provisions of other interconnection agreements does not promote negotiated agreements and is unreasonable;

  . LECs must provide unbundled network elements in a manner that allows competing carriers to combine them, but LECs need not actually combine the elements; and

  . the Act does not require incumbent LECs to provide competitors with superior quality connections.

The Eighth Circuit Court upheld the FCC's interpretation of "network element" to include operations support systems and certain other services. It did not rule on the LECs' claims regarding infringement of intellectual property rights and Fifth Amendment confiscation.

  In August 1997, the FCC issued a Third Reconsideration Order in its August 1996 Local Competition Order, requiring incumbent LECs to provide "shared transport" at cost-based rates. In October 1997, Ameritech and others appealed this order. The matter has been briefed before the Eighth Circuit Court.

  In October 1997, the Eighth Circuit Court overturned an FCC ruling that required Ameritech and other incumbent LECs to resell bundled network services at unbundled discounted rates. As a result of the Eighth Circuit Court's decision, if new entrants to the local exchange market wish to purchase network elements at unbundled discounted prices, they must recombine the elements themselves. The FCC and a number of long distance carriers have sought review of the Eighth Circuit Court's July and October rulings by the United States Supreme Court. Ameritech and other LECs have opposed such review, and have filed conditional cross petitions. Ameritech does not believe that these appeals will result in delays to Ameritech's entry into the long distance market.

  SBC Communications Inc. ("SBC") and US West Communications, Inc. ("US West") challenged the constitutionality of certain provisions of the Act in a lawsuit filed in federal district court in Texas. The challenge alleges, in part, that the provisions restricting the regional bell operating companies from entry into the long distance business within their regions are unconstitutional. On December 31, 1997, the United States District Court for the Northern District of Texas (the "Texas District Court") ruled in favor of SBC and US West, holding that the challenged provisions of the Act are unconstitutional. Ameritech filed a motion to intervene in this proceeding which was denied by the Texas District Court on January 7, 1998. The United States government and others have moved for a stay of the ruling which, if granted, would suspend its effect pending an appeal. Ameritech expects that the Texas District Court decision will, in fact, be appealed. On January 13, 1998, BellSouth Telecommunications, Inc. brought a similar action in the D.C. Circuit Court challenging the constitutionality of many of the same provisions of the Act. If the Texas District Court decision is appealed, two federal appeals courts will be deciding the constitutionality of the provisions of the Act specifically applicable to the regional bell operating companies. Any conflict between the rulings of these appeals courts as to these issues increases the likelihood that the matter will be decided by the United States Supreme Court.

STOCK REPURCHASE PROGRAM

  On December 17, 1997, the Ameritech board of directors authorized a stock repurchase plan. Under the plan, Ameritech is authorized to buy up to $2 billion of its shares from time to time, starting in January 1998.

                                USE OF PROCEEDS

  Ameritech Capital Funding Corporation ("Capital Funding") intends to use the net proceeds from the sale of the Securities (i) to refund, in part, outstanding commercial paper issued by Capital Funding at market rates, which may include commercial paper issued in connection with Ameritech's anticipated acquisition of an equity interest in Tele Danmark, or (ii) to lend net proceeds from the sale of the Securities to Ameritech. Ameritech intends to use any net proceeds received from Capital Funding to refund outstanding commercial paper issued by Ameritech at market rates or for other general corporate purposes.

                      FINANCIAL INFORMATION OF AMERITECH

  The following summary information is qualified in its entirety by the information and financial statements contained or incorporated herein or in the accompanying Prospectus.

                         SUMMARY CAPITALIZATION TABLE
                          (AS OF SEPTEMBER 30, 1997)
                             (DOLLARS IN MILLIONS)
                                  (UNAUDITED)

                                                         PRO FORMA AS ADJUSTED
                                                       -------------------------
                                                          BEFORE       AFTER
                                               ACTUAL  OFFERING (1) OFFERING (2)
                                               ------- ------------ ------------
Current liabilities........................... $ 3,853   $ 3,853      $ 3,853
                                               =======   =======      =======
Debt maturing within one year................. $ 3,583   $ 6,783      $ 5,033
Long-term debt................................   4,065     4,715        6,465
Shareowners' equity...........................   7,998     7,998        7,998
                                               -------   -------      -------
Total capitalization.......................... $15,646   $19,496      $19,496
                                               =======   =======      =======

--------
(1) Pro forma adjustments include the issuance of $650 million of long-term debt in October 1997 to fund security monitoring asset acquisitions and the $3.2 billion of short-term debt anticipated to fund Ameritech's purchase of an equity interest in Tele Danmark. See "Recent Developments".
(2) After offering amounts give effect to the sale of $1.75 billion in long-term debt offered by Capital Funding hereby. See "Use of Proceeds".

                             INCOME STATEMENT DATA
                             (DOLLARS IN MILLIONS)

                                                               NINE MONTHS ENDED
                            FOR THE YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                            ---------------------------------  -----------------
                               1996       1995        1994       1997     1996
                            ---------- ----------  ----------  -------- --------
                                                                  (UNAUDITED)
Revenues..................  $   14,917 $   13,428  $   12,569  $ 11,851 $ 11,033
                            ========== ==========  ==========  ======== ========
Operating expenses
  Employee-related ex-
   penses.................       3,711      3,623       3,612     2,956    2,819
  Depreciation and amorti-
   zation.................       2,365      2,177       2,205     1,850    1,764
  Other operating ex-
   penses.................       4,743      3,911       3,418     3,677    3,368
  Restructuring (credits)
   charges................         --        (134)        728       --       --
  Taxes other than income
   taxes..................         593        548         577       453      441
                            ---------- ----------  ----------  -------- --------
                                11,412     10,125      10,540     8,936    8,392
                            ---------- ----------  ----------  -------- --------
Operating income..........       3,505      3,303       2,029     2,915    2,641
Interest expense..........         514        469         435       371      382
Other income, net.........         326        260         147       178      198
                            ---------- ----------  ----------  -------- --------
Income before income taxes
 and
 extraordinary item.......       3,317      3,094       1,741     2,722    2,457
Income taxes..............       1,183      1,086         571     1,036      893
                            ---------- ----------  ----------  -------- --------
Income before extraordi-
 nary item................       2,134      2,008       1,170     1,686    1,564
Extraordinary item........         --         --       (2,234)      --       --
                            ---------- ----------  ----------  -------- --------
Net income (loss).........  $    2,134 $    2,008  $   (1,064) $  1,686 $  1,564
                            ========== ==========  ==========  ======== ========

                               BALANCE SHEET DATA
                             (DOLLARS IN MILLIONS)

                              AS OF DECEMBER      AS OF
                                    31,       SEPTEMBER 30,
                               1996    1995       1997
                              ------- ------- -------------
                                               (UNAUDITED)
ASSETS
Current assets..............  $ 3,799 $ 3,452    $ 4,525
Property, plant and equip-
 ment.......................   32,292  30,874     33,578
  Less, accumulated depreci-
   ation....................   18,785  17,417     19,992
                              ------- -------    -------
                               13,507  13,457     13,586
                              ------- -------    -------
Investments, primarily in-
 ternational................    2,323   1,497      1,924
                              ------- -------    -------
Other assets and deferred
 charges....................    4,078   3,536      4,531
                              ------- -------    -------
    Total assets............  $23,707 $21,942    $24,566
                              ======= =======    =======
LIABILITIES AND SHAREOWNERS'
EQUITY
Current liabilities
  Debt maturing within one
   year.....................  $ 3,155 $ 2,138    $ 3,583
  Accounts payable and oth-
   er.......................    3,677   3,623      3,853
                              ------- -------    -------
                                6,832   5,761      7,436
                              ------- -------    -------
Long-term debt..............    4,437   4,513      4,065
                              ------- -------    -------
Deferred credits and other
 long-term liabilities......    4,751   4,653      5,067
                              ------- -------    -------
Shareowners' equity.........    7,687   7,015      7,998
                              ------- -------    -------
    Total liabilities and
     shareowners' equity....  $23,707 $21,942    $24,566
                              ======= =======    =======

                        CERTAIN TERMS OF THE SECURITIES

  The Securities are to be issued under an Indenture, dated as of October 1, 1997 (the "Indenture"), among Ameritech, Capital Funding and Bank One, NA (successor to Harris Trust and Savings Bank), as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture and the Securities offered hereby (referred to in the accompanying Prospectus as "Debt Securities" and "Offered Debt Securities") supplement, and to the extent inconsistent therewith replace, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture and the Securities. Capitalized terms used but not defined herein or in the Prospectus shall have the meanings given to them in the Indenture.

GENERAL

  The Securities will represent unsecured and unsubordinated obligations of Capital Funding and will rank on a parity with all other unsecured and unsubordinated indebtedness of Capital Funding. The Securities are unconditionally guaranteed as to payment of principal and interest by Ameritech, the sole stockholder of Capital Funding.

  The 5.65% Notes due 2001 will be limited to $400,000,000 aggregate principal amount and will mature on January 15, 2001; the 6.15% Notes due 2008 will be limited to $400,000,000 aggregate principal amount and will mature on January 15, 2008; the 6.45% Debentures due 2018 will be limited to $300,000,000 aggregate principal amount and will mature on January 15, 2018; the 6.55% Debentures due 2028 will be limited to $400,000,000 aggregate principal amount and will mature on January 15, 2028; and the 5.95% Debentures due 2038 will be limited to $250,000,000 aggregate principal amount and will mature on January 15, 2038. The Securities will bear interest at the respective annual interest rates shown on the cover page of this Prospectus Supplement from January 21, 1998 or from the most recent date on which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year (each an "Interest Payment Date"), commencing on July 15, 1998, to the persons in whose names such Securities were registered at the close of business on the next preceding January 1 and July 1, respectively (each a "Regular Record Date").

  Until the Securities are paid or payment thereof is duly provided for, Capital Funding will, at all times, maintain a paying agent (the "Paying Agent") in the United States capable of performing the duties described herein to be performed by the Paying Agent. Capital Funding has initially appointed the Trustee, 100 East Broad Street, Columbus, Ohio 43271-0181, as the Paying Agent. Capital Funding will notify the Trustee and the holders of the Securities, in accordance with the Indenture, of any change in the Paying Agent or its address.

  Any payment otherwise required to be made in respect of a Security on a date that is not a Business Day for such Security need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment.

  The Securities are not subject to redemption prior to maturity at Capital Funding's option and are not entitled to any sinking fund.

  The Indenture does not contain covenants or other provisions designed to afford holders of the Securities protection in the event of a highly leveraged transaction, change in credit or other similar occurrence.

OPTIONAL REPAYMENT

  The 5.95% Debentures due 2038 may be repaid on January 15, 2005, at the option of the registered holders of the Debentures due 2038, at 100% of their principal amount, together with accrued interest to January 15, 2005. In order for a holder to exercise this option, Capital Funding must receive at its office or agency in New York, New York, currently First Chicago Trust Company of New York, during the period beginning on November 15, 2004 and ending at 5:00 p.m. (New York City time) on December 15, 2004 (or, if December 15, 2004 is not a Business Day, the next succeeding Business Day), the Debenture due 2038 with the form entitled "Option to Elect Repayment on January 15, 2005" on the reverse of the Debenture due 2038 duly completed. Any such notice received by Capital Funding during the period beginning on November 15, 2004 and ending at 5:00 p.m. (New York City time) on December 15, 2004 shall be irrevocable. See "Book-Entry Procedures". The repayment option may be exercised by the holder of a Debenture due 2038 for less than the entire principal amount of the Debentures due 2038 held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Debenture due 2038 for repayment will be determined by Capital Funding, whose determination will be final and binding.

  As long as the Debentures due 2038 are represented by a Global Security, the Depository's (as hereinafter defined) nominee will be the registered holder of the Debentures due 2038 and therefore will be the only entity that can exercise a right to repayment. See "Book-Entry Procedures".

BOOK-ENTRY PROCEDURES

  Each series of Securities will be issued initially in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository"), and registered in the name of the Depository's nominee. Except as set forth in the Prospectus under "Description of Debt Securities and Guarantees--Global Securities", the Securities will not be issuable in certificated form.

  The Depository has advised Capital Funding and each of the underwriters named below in the section entitled "Underwriting" (collectively, the "Underwriters"), as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository holds securities that its participants ("Participants") deposit with the Depository. The Depository also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to the Depository and its Participants are on file with the Securities and Exchange Commission.

  A further description of the Depository's procedures with respect to global securities is set forth in the Prospectus under "Description of Debt Securities and Guarantees--Global Securities".

SETTLEMENT AND PAYMENT

  Settlement for the Securities will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by Capital Funding in immediately available funds. The

Securities will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading in the Securities will therefore be required by the Depository to settle in immediately available funds.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, Capital Funding has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Securities set forth opposite its name below.

                           PRINCIPAL    PRINCIPAL    PRINCIPAL    PRINCIPAL    PRINCIPAL
                           AMOUNT OF    AMOUNT OF    AMOUNT OF    AMOUNT OF    AMOUNT OF
                             NOTES        NOTES      DEBENTURES   DEBENTURES   DEBENTURES
UNDERWRITER                 DUE 2001     DUE 2008     DUE 2018     DUE 2028     DUE 2038
-----------               ------------ ------------ ------------ ------------ ------------
Goldman, Sachs & Co.....  $120,000,000 $120,000,000 $ 90,000,000 $120,000,000 $ 75,000,000
Lehman Brothers Inc.....   120,000,000  120,000,000   90,000,000  120,000,000   75,000,000
BancAmerica Robertson
 Stephens...............    32,000,000   32,000,000   24,000,000   32,000,000   20,000,000
Citicorp Securities,
 Inc....................    32,000,000   32,000,000   24,000,000   32,000,000   20,000,000
First Chicago Capital
 Markets, Inc...........    32,000,000   32,000,000   24,000,000   32,000,000   20,000,000
Merrill Lynch, Pierce,
       Fenner & Smith
       Incorporated.....    32,000,000   32,000,000   24,000,000   32,000,000   20,000,000
Morgan Stanley & Co. In-
 corporated.............    32,000,000   32,000,000   24,000,000   32,000,000   20,000,000
                          ------------ ------------ ------------ ------------ ------------
  Total ................  $400,000,000 $400,000,000 $300,000,000 $400,000,000 $250,000,000
                          ============ ============ ============ ============ ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters have committed to take and pay for all of the Securities, if any are taken.

  Capital Funding has been advised by the Underwriters that they propose to offer the Securities in part directly to the public at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices less a concession of 0.200% of the principal amount in the case of the Notes due 2001, 0.400% of the principal amount in the case of the Notes due 2008, 0.500% of the principal amount in the case of the Debentures due 2018, 0.500% of the principal amount in the case of the Debentures due 2028 and 0.375% of the principal amount in the case of the Debentures due 2038. The Underwriters may allow, and such dealers may reallow, a concession to certain brokers and dealers not to exceed 0.125% of the principal amount of the Notes due 2001 and not to exceed 0.200% of the principal amount of the other Securities. After the Securities are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the representatives.

  No series of Securities will have an established trading market when issued. No series of Securities will be listed on any securities exchange. Each Underwriter may make a market in one or more series of Securities, but such Underwriter is not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance that the Securities offered hereby will be sold or that there will be a secondary market for any series of Securities.

  In connection with the offering, the Underwriters may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Securities; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Securities than they are required to purchase from Capital Funding in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the offering may be reclaimed by the Underwriters if such Securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  Each of the Underwriters and certain affiliates thereof engage or may in the future engage in transactions with and perform services for each of Capital Funding and Ameritech in the ordinary course of business.

  Capital Funding and Ameritech have agreed to indemnify each Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PRO-SPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CRE-ATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CAPITAL FUNDING OR AMERITECH SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Recent Developments........................................................  S-2
Use of Proceeds............................................................  S-4
Financial Information of Ameritech.........................................  S-5
Certain Terms of the Securities............................................  S-7
Underwriting...............................................................  S-9

                                  PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by
 Reference.................................................................    2
Ameritech Corporation......................................................    3
Ameritech Capital Funding Corporation......................................    3
Ratio of Earnings to Fixed Charges of Ameritech............................    3
Use of Proceeds............................................................    3
Description of Debt Securities and
 Guarantees................................................................    4
Plan of Distribution.......................................................   15
Experts....................................................................   16
Legal Opinions.............................................................   16

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                                $1,750,000,000

                               AMERITECH CAPITAL
                              FUNDING CORPORATION

                                 $400,000,000

                       5.65% NOTES DUE JANUARY 15, 2001

                                 $400,000,000

                       6.15% NOTES DUE JANUARY 15, 2008

                                 $300,000,000

                     6.45% DEBENTURES DUE JANUARY 15, 2018

                                 $400,000,000

                     6.55% DEBENTURES DUE JANUARY 15, 2028

                                 $250,000,000

                     5.95% DEBENTURES DUE JANUARY 15, 2038

                       UNCONDITIONALLY GUARANTEED AS TO
                     PAYMENT OF PRINCIPAL AND INTEREST BY

                             AMERITECH CORPORATION

                                  -----------

                                     LOGO

                                  -----------

                             GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                        BANCAMERICA ROBERTSON STEPHENS

                           CITICORP SECURITIES, INC.

                      FIRST CHICAGO CAPITAL MARKETS, INC.

                              MERRILL LYNCH & CO.

                          MORGAN STANLEY DEAN WITTER

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